UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

Amendment No.3

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2011

ABAKAN INC.

(Exact name of registrant as specified in its charter)

Nevada	000-52784	98-0507522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (786) 206-5368

n/a
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

As used in this current report unless otherwise indicated, the terms "**we**", "**us**", "**our**", and the "**Company**" refer to Abakan Inc., and its subsidiaries. The term "**MesoCoat**" refers to MesoCoat, Inc. All dollar amounts are expressed in United States dollars.

EXPLANATORY NOTE

The Company's Form 8-K filed on July 13, 2011 (the "Original Filing"), Form 8-K/A filed on September 27, 2011and Form 8-K/A-2 filed on November 14, 2011 are amended on this Form 8-K/A-3 (the "Third Amendment") to: (i) include Exhibit 10.20 Cooperation Agreement between MesoCoat, a majority owned subsidiary of the Company and Petrobras Brasileiro SA dated January 7, 2011, in redacted form; and to (ii) include Exhibit 10.21 Exclusivity Agreement between MesoCoat and Mattson Technology, Inc. dated April 7, 2011, in redacted form, in connection with the Company's application pending with the Securities and Exchange Commission (the "Commission") for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Unless indicated otherwise, the disclosures in this Third Amendment continue to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that have occurred after the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that have become known to us after the date of the Original Filing, and such forward-looking statements should be read in their historical context. This Third Amendment should be read in conjunction with the Company's filings made with the Commission subsequent to the Original Filing, including any amendments to those filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abakan Inc.   *Date*

By: /s/ Robert H. Miller   March 5, 2012
Name: Robert H. Miller
Title: Chief Executive Officer, Chief Financial Officer, Principal
      Accounting Officer and Director

Exhibit 10.20

 

CONFIDENCIAL

N.º_____

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT (INDICATED BY ASTERISKS HAS BEEN OMITTED AND FILED SEPERATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT

COOPERATION AGREEMENT MADE BY AND BETWEEN PETRÓLEO BRASILEIRO S.A. AND MESOCOAT INC TO CARRY OUT QUALIFICATION TESTS AND DEVELOPMENT FOR APPLICATION TECHNOLOGY OF CLADDING MATERIALS ON INTERNAL AND EXTERNAL SURFACES OF PIPES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a Brazilian government-controlled company, with headquarters in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida República do Chile, 65, Brazil, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, hereinafter referred to as **PETROBRAS**, herein represented by the Manager of ENGENHARIA/IETEG/ETEG, Mr. Paulo Renato Almeida Cellular, and **MESOCOAT INC.**, at 24112 Rockwell Drive Euclid, Ohio 44117, USA, hereinafter referred to as **MESOCOAT**, herein represented by its Chief Executive Officer, Mr. Andrew J. Sherman, PETROBRAS and MESOCOAT also herein jointly referred to as **PARTIES**, or individually referred to as **PARTY**, execute this **COOPERATION AGREEMENT**,

WHEREAS

The **PARTIES** signed a Confidentiality Agreement, as of August 3rd, 2010, with the object of further development and transition to commercialization of advanced cladding materials and respective application techniques;

The **PARTIES** intend to develop and qualify a process for application of CRA (corrosion resistant alloys) on internal and external surfaces of pipes using plasma arc lamp;

PETROBRAS does not ensure future demands and/or purchases arising out of this **COOPERATION AGREEMENT.**

ARTICLE ONE - OBJECT

1.1. The object of this **COOPERATION AGREEMENT** is the concerted effort of the **Parties** to develop the technology, which will be approved after lab and field tests, in order to meet the technical specifications established in the Work Plan of Annex 1.

1.2.   The technologic development of this **COOPERATION AGREEMENT** covers a process for application of CRA (corrosion resistant alloys) on internal and external surfaces of pipes using plasma arc lamp, in compliance with the Work Plan established in Annex 1.

ARTICLE TWO - DUTIES OF THE PARTIES

2.1   Act cooperatively to exchange the information necessary for the fulfillment of the object of the **COOPERATION AGREEMENT**.

2.2.   Whenever possible and/or authorized by third Parties, grant full access of the other **PARTY**, by means of their duly accredited technicians, to the information produced and to the facilities where the activities related to this **COOPERATION AGREEMENT** will be performed.

2.3.   Attend, on the dates and at the locations which shall be agreed by the **PARTIES**, the meetings for assessments and clarifications of any problem related to this **COOPERATION AGREEMENT**, by means of their duly registered representatives.

2.4.   Comply, including outsourced staff, with HSE rules, and Occupational Medicine, in the locations where the activities related to this COOPERATION AGREEMENT will be developed.

2.5   Be in charge of the supervision and technical and administrative management of manpower necessary for the performance of this **COOPERATION AGREEMENT**.

2.6.   Not disclose any data or information on this **COOPERATION AGREEMENT,** unless with the previous authorization of the other PARTY, exception for the mere communication of its existence.

2.7.   Be full responsible for the compliance with this **COOPERATION AGREEMENT,** given this responsibility may not be in any way diminished or shared by the possible participation of third parties hired by the PARTIES.

2.8.   Respect the intellectual property rights of the other PARTY or of third parties already existing before the execution of this Cooperation Agreement. Respect the industrial or intellectual property rights of the other party or of third parties; given that the intellectual property rights related to any invention generated under the terms of this agreement, except for the joint and equal Brazilian rights specifically established in item 8.1., shall be property of the company whose employee conceived such invention. If such invention is based on Confidential Information (as defined on the Confidentiality Agreement existing between the parties – Annex 2) of the other party, the other party shall receive joint and equal Brazilian ownership interest in such invention.

ARTICLE THREE – DUTIES OF MESOCOAT

3.1.   Provide **PETROBRAS**, in any development stage, access to the information directly connected to the object and necessary for the development of this **COOPERATION AGREEMENT**, which are of their ownership, of their subsidiary or controlled companies, established in Brazil or abroad, or which belong to third parties which do not oppose to the disclosure of such information.

3.2.   Perform again, at their expenses, the works related to the object of this **COOPERATION AGREEMENT** which were performed in noncompliance with the applicable technical documents and standards.

3.3.   Perform the analysis and risk management related to Health, Safety and Environment.

3.4.   Abide by the schedule of activities and terms established under this **COOPERATION AGREEMENT**, documenting all stages, by means of partial and final Reports, in accordance with the provisions set forth in the Work Plan (Annex 1).

3.5. Hold **PETROBRAS** harmless against any claims, in or out-of-court lawsuits, being fully responsible for the infringement of industrial property, trademark and patent rights, as well as trade secrets and other third party rights related to this **COOPERATION AGREEMENT.**

3.6 - Appoint personnel, suppliers and other manpower to work in the activities of the project.

3.7.   Develop a Check Matrix related to the equipment where the technology will be applied. This Matrix shall be implemented for the clients of PETROBRAS which intend to have it implemented. The cost of this Engineering Service is not included in this **Cooperation Agreement,** and it shall be the object of a direct agreement between **MESOCOAT** and the Client.

3.8 - Assume full responsibility for the infringement of industrial property, patent, trademark and trade secret rights and other rights of third parties and be liable in the event of possible future infringement of these rights connected to the technology

ARTICLE FOUR – DUTIES OF PETROBRAS

4.1   Provide data and information necessary for the development of the technology object of this **COOPERATION AGREEMENT**, as well as appoint personnel, employees and other manpower to work in the activities of this project.

4.2.   Under the conditions established in this **COOPERATION AGREEMENT**, transfer to **MESOCOAT** the financial resources established in the Article Six of this **COOPERATION AGREEMENT.**

4.3   Work in concert with **MESOCOAT** to arrange the field test conditions which are representative of the operational scenarios.

4.4   Supervise, inspect and audit, at any time, the works performed by **MESOCOAT**, in order to contribute for the development of the technology.

4.5 – The meetings shall be held at the **MESOCOAT** facilities as a first option, as they shall be scheduled for the assessment of performance data and the conduction of laboratory tests.

ARTICLE FIVE – STAGES AND MANNER OF PERFORMANCE AND MONITORING

5.1- The activities and goals of this project shall be divided in 2 stages, as defined in **Annex 1**, where all stages will be detailed.

5.2- The performance and schedule of the activities object of this **COOPERATION AGREEMENT** are described in Annex 1, which is an integral part of this instrument.

5.3.   The development may be supervised, inspected and audited by **PETROBRAS** or by any third party contracted by **PETROBRAS** for this purpose, at any time, before, during and up to 20 (twenty) business days after the development. In the event **PETROBRAS** intends to supervise, inspect or audit the Project, **PETROBRAS** shall communicate with **MESOCOAT** 20 (twenty) business days in advance, at least, as of the date of the event.

5.4.   For performing any and all step of the inspection or audit of the development of this **COOPERATION AGREEMENT**, **MESOCOAT** shall present **PETROBRAS,** or a third party contracted by **PETROBRA**S, the necessary drawings and documents.

5.5.   The approval of drawings and documents, performed by **PETROBRAS** or a third party contracted by **PETROBRAS** for this purpose, does not exempt **MESOCOAT** from the responsibility of acting in compliance with the requirements specified herein.

5.6.   **PETROBRAS** reserves the right to reject items or stages, in whole or in part, whenever they are noncompliant with the **COOPERATION AGREEMENT** and its Annexes.

5.7.   **MESOCOAT** shall communicate with **PETROBRAS** 20 (twenty) business days in advance, at least, as of the date in which the specimens will be available for the performance of the short duration tests in laboratory. The beginning of the tests shall occur on the day following to the arrival of PETROBRAS inspector(s) at the location of tests.

5.7.1.   In the cases in which the inspection does not occur due to a fact attributable to **MESOCOAT**, this shall reimburse **PETROBRAS** all costs resulting from the inspector's attendance at its facilities.

5.7.2.   The costs resulting from any new inspection, due to the rejected item or step in noncompliance with the provisions in the **COOPERATION AGREEMENT**, shall be charged from **MESOCOAT**.

5.7.3.   If PETROBRAS' inspector(s) does(do) not arrive on the date scheduled for the performance of the tests, MESOCOAT will be free to conduct the tests as per the schedule previously approved in the communication set forth in the item 5.7. above.

ARTICLE SIX - FINANCIAL DISBURSEMENT AND TRANSFER

6.1 - PETROBRAS shall make a financial disbursement amounting to *** for the fulfillment of the object of this **COOPERATION AGREEMENT**.

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

6.2 - The financial disbursement shall be transferred to **MESOCOAT,** subject to the following:

6.2.1. In the event of the execution of this instrument, the first transfer of 30% of the value described in item 6.1 shall be made;

6.2.2.   The Second transfer shall be made after the approval of the Report of Stage I, amounting to 20 % of the value of item 6.1;

6.2.3. The third transfer shall be made after four months as of the approval of the Report of Stage I, amounting to 30% of the value mentioned in item 6.1;

6.2.4 The fourth and last transfer shall be made after the approval of the Final Report, amounting to 20% of the value of item 6.1;

6.3 Each transfer shall be the object of an exclusive receipt, and supplemental transfers are hereby void, except when an adjustment is applicable, whereupon the corresponding supplemental transfer shall be made, under the terms established in the Adjustment Article.

6.4 The supporting documents of the events shall always set forth the number of this **COOPERATION AGREEMENT**.

6.5. The transfers shall be made by means of deposit to a specific current account for the project, namely: current account no. ...., of Bank .... (code ......), Branch .... (code ......). The bank deposit voucher shall be valid as settlement of the due amount. **(REQUEST THE BANK DATA TO MESOCOAT)**

6.6.   Each transfer owed under this **COOPERATION AGREEMENT** shall be made by **PETROBRAS** to **MESOCOAT** in US dollars, within the term of 30 (thirty) calendar days (or the first business day after that), counted as of the closing and approval of the corresponding activity, indicated in item 6.2. and its sub-items.

6.7 **MESOCOAT** shall indicate, up to eight days after the end of such activity, the receipt corresponding to the transfer value, followed, as the case may be, by the indexes used for the ascertainment of such value, with the statement of calculations, as well as all the documentation requested for the transfer.

6.8   In the cases in which the field qualification tests are closed due to unsatisfying results, **PETROBRAS** is exempt from the obligation of making the transfers of the installments following to such tests, as established in item 6.2.

6.9   Should **MESOCOAT** hand in the supporting documents of the events after the established term, the transfer shall be postponed in as many days as the ones corresponding to the delay in the delivery of such documentation.

6.10 - **MESOCOAT** shall render accounts of the previous transfers in order to receive the subsequent one, including proceeds obtained with financial investments of the resources transferred and temporarily not applied in the object of this Agreement.

6.11 – The transfers shall be released in strict compliance with item 6.2 above, except in the cases described as follows, event in which they shall be retained up to the settlement of the irregularities found:

6.11.1 – whenever there is no proof of proper and regular application of the previous transfer;

6.11.2 – whenever a deviation of the purpose in the application of the transfer is found;

6.11.3 – whenever there are unjustified delays in the fulfillment of stages or phases of the Work Plan (ANNEX no. 1);

6.11.4 – whenever there is default of **MESOCOAT** related to other articles of this **COOPERATION AGREEMENT**;

6.11.5 – whenever **MESOCOAT** fails to adopt the remedies pointed out by **PETROBRAS**.

ARTICLE SEVEN – ADJUSTMENT

7.1 -   The transfers are fixed and may not be adjusted.

ARTICLE EIGHT – INTELLECTUAL PROPERTY, LICENSE AND ROYALTIES

8.1– The intellectual property resulting from this **COOPERATION AGREEMENT** shall be the joint property, divided in equal proportions between both Parties in Brazil, as well as in abidance by the intellectual property rights of ownership of each one of the Parties or of third parties before the execution of this **COOPERATION AGREEMENT**.

8.1.1   The intellectual property rights owned by MESOCOAT before the execution of this **COOPRERATION AGREEMENT** are attached hereto as Annex 3 and, in any case, shall not be object of co-ownership between the Parties.

8.1.2   **MESOCOAT** represents that it has an exclusive license of US patent nos.US6174388 and US7220936 (which cover the high density infrared process using a plasma arc lamp) in the field of use of wear and corrosion resistance and is the owner of the design for the Plasma Arc lamp commissioned for this project; and that no other parties have rights to exploit this intellectual property in the field of use of wear and corrosion resistance.

8.1.3 **MESOCOAT** accepts full responsibility for the use of the Plasma Arc Lamp technology, in particular, to the rights of the intellectual property.

8.2.   For the purposes of this COOPERATION AGREEMENT, the patent applications relating to improvements or inventions co-owned by the Parties (as provided for in item 2.8. above), will be filed in Brazil in the names of the co-owners and will be filed abroad in the name of MESOCOAT alone. PETROBRAS undertakes to sign and execute any documents, assignments and waivers required for MESOCOAT to file patent applications in any jurisdictions other than Brazil.

8.2.1– Regarding the Brazilian co-owned patent, **PETROBRAS** and **MESOCOAT** shall ensure one another an irrevocable and unrestricted license, free of charge, as well as the respective enjoyment of the intellectual property resulting from this **COOPERATION AGREEMENT**.

8.2.2 – The license mentioned in the item above includes the option of use, directly by the Party and by its subsidiary and controlled companies. In addition to this, the use by third parties contracted by the Party shall be permitted, provided that the result of the intellectual property is applied in the industrial activities of the Party.

8.3 – Considering the joint property patent described in item 8.1, **MESOCOAT**, its subsidiaries and assignees, shall receive a full non-exclusive license for practicing, having practiced and for trading the products incorporating such patent, including for local and international competitors of PETROBRAS, subject to the terms of trade described in items 8.4 and 8.7 below.

8.4 – ***

8.4.1   Orders placed by **PETROBRAS** shall, whenever possible and wherever they take place, have preference over orders placed by other clients subject to any financial assistance that may have been received to build the production facility and the terms under which that financing has been made.

8.4.2   In the event MESOCOAT receive an offer by any third party to finance a production facility outside of Brazil, **PETROBRAS** shall have 20 (twenty) business days to exercise the right of first refusal to accept the same terms of financing or assistance.

8.5 – It is hereby established that the Parties may grant non-exclusive licenses, in Brazil, for third parties to use the technology object of this **COOPERATION AGREEMENT** by means of an express and previous authorization of the other holder of the patent and the respective compensation of the Royalties owed, according to item 8.8, and with the exception of the assumption described in article 8.6.

8.6 – With respect to the right of granting licenses for third parties in Brazil made by MESOCOAT, PETROBRAS may use the veto right for such requests for licensing , up to the final term of validity of the Patent. Due to the exercise of the veto right by **PETROBRAS**, **MESOCOAT** shall be entitled to one single compensation for the first veto, at the value equivalent to 100% of the corresponding amount of the hindered business, provided that the assumption considered is proven. On other vetoes, there shall be no room for compensation.

8.7 – **MESOCOAT** shall take reasonable and prudent actions to promote the commercial availability of the product and technology in Brazil, with a price compatible to the market. Should this not occur in reasonable time of at least three years, **PETROBRAS** may freely license, with no need of previous authorization from **MESOCOAT**, third parties to produce the material, using the technology in issue, in order to promote the development of suppliers in Brazil.

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

8.8   The Parties agree to stipulate the value of royalties at ***% for the net value of licensing, to third parties, of the technology resulting from this Cooperation Agreement.

8.9   In the event of the assignment of the ownership of the patent rights, resulting from this **COOPERATION AGREEMENT**, preference shall be given to the other Party for the purchase of property portion of ownership, in equal conditions, applying the same rules for licensing, including veto, set forth in item 8.6 above.

8.9.1. The Parties have the right of first refusal to acquire the portion of ownership of the other Party on equal terms and price conditions to those offered to third parties. Such right of first refusal shall be exercised by the Party within thirty (30) days after the receipt of a written notice by the other Party, which shall include the name of the third party and the value and conditions of the transaction..

8.10 - In all protection request forwarded to the proper authorities the names of the claimants of both Interest Parties shall be mentioned, observing item 8.2 above.

8.11 – The Interest Parties shall be responsible for the application for registry of patentable results, for the follow-up of the registry concession procedure, as well as of its maintenance in effect, observing item 8.2 above.

8.11.1 - The expenses of legal protection of the results shall be divided at the proportion of ownership established in item 8.1 above, observing item 8.2 above.

8.12   The **PARTIES** shall divide, at the proportion of ownership of the intellectual property established in item 8.1, the fees related to any claim or claiming of rights of intellectual property in Brazil, answering, at the same proportion, for the burden that may be supported in consequence of such demands or claims.

ARTICLE NINE - ASSIGNMENT AND TRANSFERENCE

9.1.   The assignment or transference of duties established in this instrument is not permitted, including rights to due transfers or payable in the future, without prior consent of the Parties.

ARTICLE TEN - ANNEXES

10.1.   The annexes of this **COOPERATION AGREEMENT** are:

Annex 1 – Work Plan***
Annex 2 – Confidentiality Agreement
Annex 3 – Exclusive Intellectual Property

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

ARTICLE ELEVEN – RESPONSIBILITIES

11.1 PETROBRAS and MESOCOAT's responsibility for damages shall be limited to direct damages, in accordance with the Brazilian Civil Code and applicable legislation, excluded losses of profits and consequential losses, direct damages limited to 100% (one hundred percent) of the total adjusted value of this **COOPERATION AGREEMENT**.

11.2.   Each one of the Parties shall be fully liable for damages it causes to third parties, secured the right of redress, as required by law, including third-part practice, in order to undertake right of defense.

11.2.1 – It shall be object of recourse what the third party effectively may acquire in or out of court, plus all incurred expenses, such as legal costs, attorney's fees, out-of-court expenses, among others.

ARTICLE TWELVE - CONFIDENTIALITY

12.1-   The parties have executed a previous Confidentiality Agreement, as of August 3rd, 2010, which now is part of this **COOPERATION AGREEMENT** in all of its articles, and binds both parties equally. The Confidentiality Agreement is in the Annex 2 of this COOPERATION AGREEMENT.

12.2 - The Parties are bound on keeping under confidentiality, for the term of 20 (twenty) years, all information that is disclosed to each other, aiming at the execution of the agreement purpose.

12.2.1 - The Parties, for purposes of confidentiality, is bound by its board of directors, employees, committed parties and representatives in every way.

12.2.2 - All information obtained by the Parties during the execution of this **COOPERATION AGREEMENT**, at their facilities or originated from the Parties, even if not directly related to the execution of this **COOPERATION AGREEMENT**, shall be kept under confidentiality under the terms and conditions of this Article.

12.3– The Parties acknowledges that the technical specifications, for purposes of execution of this **COOPERATION AGREEMENT**, are not liable of appropriation, being property of each of them.

12.4 - The non-compliance with the confidentiality commitment shall result in:

a) denounce of this **COOPERATION AGREEMENT**, if in force;

b) under any hypothesis, in responsibility for damages;

12.5 – Only the following hypothesis shall stand as exception for the confidentiality commitment:

a) information proven as known before the negotiations;

b) upon prior and express consent from **PETROBRAS** regarding the release of confidentiality commitment, manifested as an authorization of highest authority of the body responsible for the **COOPERATION AGREEMENT**;

c) the information has been proven as knows by another source, legally and legitimately, regardless of this **COOPERATION AGREEMENT**;

d) legal and/or government determination for knowledge of information, as long as notified forthwith to **PETROBRAS**, beforehand to the release, and being the defendant required justice secret in its legal and/or administrative tract.

12.6- The Parties agree that the disclosure of any issue arising out of the implementation of the object of this agreement, by means of publications, reports, meetings and other notices demands prior approval from both parties.

12.7 - The Party shall be consulted in thirty calendar days as of the request receipt, to provide a judgment on the requested disclosure.

12.8 – The consulted Party may, in a justified form, authorize the disclosure partially, or even totally, under the condition that a new wording is adopted by the Parties.

12.9 - A **MESOCOAT** request shall be handed to **PETROBRAS** by **MESOCOAT**'s Technical Coordinator, specially designated by the Cooperation Agreements.

12.10 – Upon request from **PETROBRAS**, a **MESOCOAT** technician responsible for the monitoring of services shall be sent forthwith to the Manager, at **PETROBRAS** sole expenses.

12.11 - The publications, notices or announcements of any type related to the development of services and other activities related to this **COOPERATION AGREEMENT** shall mention, explicitly, **PETROBRAS** and **MESOCOAT**'s interest as entities that promote such activities, with the optional use of their logos.

12.12 - Should the Parties logos be attached for the purpose above, its internal rules of use shall be observed. The logo standards of each of the Parties shall be sent by electronic means and must be observed by the Parties.

ARTICLE THIRTEEN – TERMINATION AND DENOUNCE

13.1 - This **COOPERATION AGREEMET** shall be terminated by operation of law after its duration is elapsed should there be no extension, as well as when the fulfillment of its object becomes impossible, or due to mutual consent of the **parties**, without any compensation, except for the right of rendering of accounts for the values transferred and whose use is not duly proven upon termination of this **COOPERATION AGREEMENT**.

13.2 – Both parties may, at any time, denounce this **COOPERATION AGREEMENT**, upon prior notification, whose effects shall be produced within the deadline of 30 (thirty) days as of its receipt.

13.3 – Under any hypothesis, the confidentiality and intellectual property articles are safe, as well as the financial obligations already assumed.

13.4 - In case of termination of this **COOPERATION AGREEMENT, MESOCOAT**:

13.4.1 – shall render accounts and refund the values whose usage is not proven, under pain of legitimating the passing party and demand them in court;

13.4.2 – shall refund the sums of financial contributions in their possession, including the revenues obtained due to stipulation in item 6.1 and that, although transferred, have not been used or have been used improperly.

13.5.   Upon denounce of the **COOPERATION AGREEMENT** by initiative of **MESOCOAT**, he or she shall be obliged to refund all transfers performed by **PETROBRAS,** regardless of proven usage, with monetary restatement, besides the materials possibly provided by **PETROBRAS** or the corresponding value.

13.6.   In case of a breach of any article of this **COOPERATION AGREEMENT** by **MESOCOAT**, **PETROBRAS**, before using its right to denounce this agreement, shall, within 30 (thirty) days of becoming aware of the breach:

a) stop payment orders of the transfers, until **MESOCOAT** fulfills completely the article or condition infringed;

b) fix compatible deadline, at its discretion, with the arrangements that should be adopted, in which **MESOCOAT** shall be obliged to solve the breach.

13.7 There shall be deemed grounds for termination of this **COOPERATION AGREEMENT** the alteration of the corporate purposes or of **MESOCOAT**'s company structure which may, at the discretion of PETROBRAS, affect adversely the execution of the **COOPERATION AGREEMENT.**

13.8.   In the event of termination of this **COOPERATION AGREEMENT** motivated by **MESOCOAT**, he or she shall be obliged to repay the value of the transfers already made by **PETROBRAS**, duly adjusted according to description of Article Eight, besides the materials possible provided by **PETROBRAS** or the corresponding value.

13.9.   This **COOPERATION AGREEMENT** may, further to 13.2 be terminated by **PETROBRAS**, in which event the values corresponding to the part of the activities already performed by **MESOCOAT** shall be transferred to **MESOCOAT**.

ARTICLE FOURTEEN - EFFECTIVENESS

14.1.   The period of effectiveness of this **COOPERATION AGREEMENT** shall be of 18 (eighteen) months, as of its signature, and it may be extended, by means of additive solemnized by the **PARTIES.**

ARTICLE FIFTEEN – AMENDMENTS TO THE COOPERATION AGREEMENT

15.1.   The **PARTIES** may mutually agree to amend the **COOPERATION AGREEMENT** upon execution of an Addendum.

ARTICLE SIXTEEN – PREVAILING LANGUAGE

16.1 – The PARTIES elect as prevailing language the English language in cases of divergences between bilingual contract instruments – in Portuguese/English languages – prevailing the Cooperation Agreement written in English.

ARTICLE SEVENTEEN - VENUE

17.1 – Any controversy, conflict or claim arising out or of any other form related to this **COOPERATION AGREEMENT** shall be firstly negotiated amicably and in good faith between the PARTIES, aiming at the delivery of a binding agreement formalization for the Parties.

17.2 - Should the negotiations referred to in item 17.1 be frustrated, completely or partially, the Parties undertake to submit to arbitrage any disputes originated from the execution or interpretation of the terms of this **COOPERATION AGREEMENT**, expressly renouncing to any legal means for the solution of possible existing disputes.

17.2.1 - The Parties may only appeal to Judiciary Courts for purposes of acquisition of preliminary injunctions, preventive procedures or preliminary matters, once there is imminent injury to right.

17.3 – The application and interpretation of this **COOPERATION AGREEMENT** shall be governed by the Brazilian legislation and its principles, excluding any other laws, by-laws, regulations, orders or precedents of judicial decisions that would demand or would have to give preference for the application of another venue laws.

17.3.1 – The arbitrary judgment based on decision of equity is authorized. (should there be interest in the permission of trial without properly legal fundaments, due to common practice and usual market practices).

17.4 - The arbitrage shall be conducted by the Court of International Arbitration in London, England, (United Kingdom), under the procedure Rules of the London Court of International Arbitration (LCIA) in force at the time the arbitrage starts.

17.4.1 – Any issues not considered in this article or in the procedure rulings of the Court of Arbitration elected in item 17.4 shall be solved based on the Brazilian law of arbitrage in force.

17.5. - **PETROBRAS** shall name an arbitrator and **MESOCOAT** shall indicate another one, and both arbitrators thus designated shall indicate a third one to act as Chairman.

17.6. – The official language of arbitrage shall be English and all arbitrators shall be fluent in such language.

17.7. –The arbitrator's judgment shall be whole, conclusive and binding for all Parties, and he or she may determine attorney's fees and costs, including those related to the performance and procedure of arbitrage and compensation of the arbitrators, attributing them exclusively to one or, under any proportion, to both parties.

17.8. - The Judgment may be executed by the party in any country, answering to its internal standards regarding the executive matter.

In witness whereof, the PARTIES sign this instrument in two counterparts of equal content and form, jointly with the two witnesses below.

Rio de Janeiro, ...

/s/ Paulo Renato Almeida Cellular

_____
PETROLEO BRASILIERO S.A.- PETROBRAS
Paulo Renato Almeida Cellular
Engineering Manager of Transportion the Pipeline and Gas
ENGENHARIA/IETEG/ETEG

/s/ Andrew Sherman

_____
MESOCOAT Inc.
Andrew J. Sherman
CEO

WITNESSES:

Witness 1: /s/ Jorge Fernando Pereira Coelho
Name: Jorge Fernando Pereira Coelho

Witness 2: /s/ Robert H. Miller
Name: Robert H. Miller

Exhibit 10.21

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT (INDICATED BY ASTERISKS HAS BEEN OMITTED AND FILED SEPERATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT

MATTSON-MESOCOAT

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (this "**Agreement**") is entered into and effective as of April 7, 2011 (the "**Effective Date**") by and between Mattson Technology, Inc., a Delaware corporation have its principal place of business at 47131 Bayside Parkway, Fremont, California 94538 U.S.A. ("**Mattson**"), and MesoCoat, Inc., a Nevada corporation with its principal place of business at 24112 Rockwell Drive, Euclid, Ohio 44117 U.S.A. ("**MesoCoat**").

RECITALS

WHEREAS, Mattson is in the business of designing, developing, manufacturing and selling equipment for the manufacture of semiconductors and other products;

WHEREAS, Mattson owns or has rights to the Vortek™ plasma arc lamp (separately or including the power supply, service module and controller used therewith, or including any one or more of them, and prior versions of all thereof, collectively the "**Vortek Lamp**"). The Vortek Lamp also includes other peripheral equipment and processes enabling the operation of the Vortek Lamp, it being understood that this definition shall not convey any MesoCoat Separate Intellectual Property (as hereinafter defined) to Mattson or any Mattson Separate Intellectual Property (as hereafter defined) to MesoCoat;

WHEREAS, MesoCoat is in the business of developing, applying, repairing, and servicing wear reducing and corrosion resistant coatings, claddings & surface treatments, and MesoCoat owns or has rights to cladding compositions cladding apparatus, processes, methods and systems that utilize the Vortek Lamp to form cladding on a substrate, it being understood that this WHEREAS clause shall not convey any Mattson Separate Intellectual Property to MesoCoat or any MesoCoat Separate Intellectual Property to Mattson;

WHEREAS, MesoCoat has informed Mattson that it has an exclusive license in the field of use of wear and corrosion resistance of US Patent Nos. 6,174,388 titled Rapid Infrared Heating of a Surface and 7,220,936 titled Pulse Thermal Processing of Functional Materials Using a Plasma Arc, it being understood that this WHEREAS clause shall not constitute Mattson's acceptance of the validity of either such patent.

WHEREAS, Mattson and MesoCoat entered into an MOU dated June 1, 2010 (the "**MOU**") and desire to elaborate on the provisions of the MOU concerning the terms of MesoCoat's exclusive use of the Vortek Lamp technology and other Mattson technology in MesoCoat products, processes, methods and systems for coating or cladding materials to improve their corrosion resistance and reduce wear ("**MesoCoat Products**");

WHEREAS, as contemplated by the MOU, MesoCoat has previously retained Mattson to develop and may continue to retain Mattson to develop (collectively, the "Development") enhancements to the Vortek Lamp for use in MesoCoat Products, the scope of the initial Development being set forth on the attached Exhibit A; and

WHEREAS, Mattson and MesoCoat will enter into a Supply Agreement (the "Supply Agreement") as promptly as practicable after the date hereof fixing additional terms of the sale by Mattson and purchase by MesoCoat of Vortek Lamps for inclusion in MesoCoat Products.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

EXCLUSIVITY

1.1 **Basic Agreement.** During the Exclusivity Period (as defined in Section 1.5 hereof): (A) Mattson agrees that MesoCoat shall have an exclusive right to incorporate in MesoCoat Products and sell (as so incorporated but not independent of a MesoCoat Product except as a spare part for a Vortek Lamp previously incorporated in a MesoCoat Product) the Vortek Lamp in the market for wear reducing and corrosion resistant coatings, claddings & related surface treatments (the "**Market**") under the conditions set forth herein; (B) MesoCoat shall purchase Vortek Lamps in accordance with the terms hereof and, upon its signature, with the terms of the Supply Agreement, and MesoCoat Products shall incorporate no other lamps having functionality comparable to the Vortek Lamp; (C) Mattson shall not manufacture, make, have made or sell for or to any unrelated third party (other than customers of MesoCoat) the Vortek Lamp or any product with functionality similar to the Vortek Lamp for inclusion in any product with a use falling within the Market or otherwise comparable to that of the MesoCoat Products; and (D) Mesocoat will not develop or cause or permit to be developed, either by MesoCoat alone or with or through another party or parties, any product with a similar functionality to the Vortek Lamp. ***.

1.2 **Manufacturing Rights.** During this same Exclusivity Period, Mattson will have the sole and exclusive right to manufacture (or cause to be manufactured) at Mattson's sole cost and expense each Vortek Lamp and all components thereof. MesoCoat will not, and will not knowingly cause or permit any third party to, manufacture Vortek Lamps or any components thereof.

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

1.3   **License.** During the Exclusivity Period, Mattson hereby grants an exclusive license to MesoCoat to purchase Vortek Lamps and incorporate them in MesoCoat Products, which license may be sublicensed to MesoCoat's customers, but solely to the extent necessary to enable use (and not sale or distribution) by any such customer of the MesoCoat Product purchased by it; provided, however, that neither MesoCoat nor any of its customers shall have any right to manufacture a Vortek Lamp or any component thereof. Except as set forth above, MesoCoat shall not seek to develop itself or otherwise create (or have developed or otherwise created) any improvement or other derivative of a Vortek Lamp or any portion thereof at any tiem before or after the end of the Exclusivity Period. If, notwithstanding the foregoing, MesoCoat shall so develop or create any improvement or other derivative of a Vortek Lamp during the Exclusivity Period, it shall be owned exclusively by Mattson and will not be licensed for sale hereunder. During the Agreement Term, MesoCoat shall have the exclusive right to market, sell, and/or distribute Vortek Lamps in the Market, in the form incorporated in MesoCoat Products or as spare parts therefor, but not without being so incorporated (except for spare parts for Vortek Lamps previously incorporated in MesoCoat Products)). Except as set forth in this Section, Mattson grants no license hereunder to MesoCoat or any customer of MesoCoat to any know-how, trade secret, patent or copyright included in Mattson Separate Intellectual Property.

1.4   **Minimum Sales.** During the Exclusivity Period, MesoCoat agrees to use its best efforts to sell MesoCoat Products incorporating Vortek Lamps in the Market. If MesoCoat fails to purchase from Mattson (including full payment of any deposits and other amounts required to be paid in the year in question) for use in MesoCoat Products in the Market at least the number of Vortek Lamps set forth in the below table during the year set forth next to that number in the aggregate from the date hereof until the end of each year mentioned in the table below, the exclusivity period hereunder (the "**Exclusivity Period**") will end on the last day of that year; provided, however, that the Exclusivity Period shall be extended, and the beginning and end of each succeeding year below shall be extended, in each case for the length of time during which Mattson is unable to produce and deliver the Vortek Lamps in the quantities ordered.

Year	Minimum aggregate number of Vortek Lamps to be purchased by MesoCoat by the end of calendar year:
2012	***
2013	***
2014	***
2015	***
2016	***
2017	***

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions

1.5   **Rights upon Termination**. Upon termination of the Exclusivity Period, and without limiting the generality of the other provisions of this Section, MesoCoat shall retain the non-exclusive right to purchase, market, sell, and distribute Vortek Lamps incorporated in MesoCoat Products or as spare parts therefor (but not otherwise), but shall no longer have the sole and exclusive right to market, sell, and distribute Vortek Lamps or spare parts in the Market. Notwithstanding the above Mattson agrees not to sell the custom lamphead design as configured for and funded by MesoCoat to any other party; provided, however, that MesoCoat acknowledges that this Mattson agreement only concerns the precise manner that the lamphead is configured, and not the purpose of that configuration. By way of illustration rather than limitation of the foregoing, Mattson agrees not to sell the lamphead design as configured for MesoCoat for use inside a pipe, but may sell a Vortek Lamp for use inside a pipe if configured differently, it being understood that this sentence does not grant Mattson a license or any other rights to use intellectual property of MesoCoat or any other party. MesoCoat agrees that Mattson owns and shall own all intellectual property rights in each Vortek Lamp design as configured for and funded by MesoCoat as part of the Development, it being understood that Mattson shall not acquire ownership of any MesoCoat Separate Intellectual Property.

1.6   **Exclusivity Fee.** For the exclusive rights that Mattson grants MesoCoat hereunder, as limited hereby, MesoCoat will pay Mattson an Exclusivity Fee of ***.

1.7   **Intellectual Property**. Mattson and MesoCoat agree that:

        (a) Any intellectual property associated with the Vortek Lamp, created as part of the Development, and whether funded by MesoCoat or not, shall remain the property of Mattson.

        (b) Intellectual property created developed or owned by either party before the commencement of the Development or concurrently with, but not as a part of the Development, will remain the sole intellectual property of that party (**"Separate Intellectual Property"**). The parties agree that the pipe transport system which moves the lamphead relative to the pipe, the lamp support structure which houses the lamp, and the air knife and extraction system, are Separate Intellectual Property of MesoCoat.

1.8   **Publicity and Attribution.** Neither party shall make any press release or other public disclosure or announcement related to the sale of the Vortek Lamps by Mattson to MesoCoat, or to the nature of the exclusivity provided by this Agreement, without the prior written approval of the other party. The parties shall not mention or graphically or otherwise portray any portion of the other party's products in any manner on its web site or in any marketing brochures or other sales or marketing materials without the prior written approval of the other party. . Any such mention or portrayal by MesoCoat, after such approval, shall include the following language or alternative language to be approved by Matttson identifying the Vortek Lamp as Mattson's proprietary product: "Mattson Technology, Inc. is the exclusive supplier to MesoCoat of Vortek Lamps and spare parts."

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions

ARTICLE 2
SALE OF VORTEK LAMPS

2.1 **Supply Agreement**. Except to the extent explicitly in conflict with a clause herein, in which case that clause will apply, the Supply Agreement will apply to sales of Vortek Lamps hereunder. Sections 2.2 through 2.3 hereof are hereby deemed to take priority over any conflicting provision of the Supply Agreement. *** and (g) on other commercially reasonable terms and conditions as promptly as practicable after the date of this Agreement.

2.2 **Payment Terms**. MesoCoat shall pay a deposit of 50% of the price of the Vortek Lamp(s) ordered at the time of each order, and 40% of the price within five business days after shipment of the Vortek Lamp to MesoCoat. The final 10% of the price of each Vortek Lamp shall be due and payable immediately upon its acceptance by MesoCoat. Notwithstanding the foregoing, MesoCoat shall make payment for the first two Vortek Lamps sold hereunder, 25% at the time of order, 25% on delivery and the remaining 50%, on successful commissioning of the first Vortek Lamp, expected to be within 90 days of delivery. When MesoCoat shall pay a 50% deposit on Vortek Lamps as aforesaid, Mattson will deliver those Vortek lamps within six months after the deposit is paid, and will pay a penalty of 2% of the price per week for every week's delay after the end of such six-month period.

2.3 **Volume Discounts**. Initial Price List prices, and any subsequent Mattson Price List prices for Vortek Lamps, shall be discounted by the percentage set forth in the following table for the number of Vortek Lamps ordered, delivered and paid for by MesoCoat in any calendar year. ***

ARTICLE 3
COMMITTEE

3.1 **Committee.** The Parties shall form a committee consisting of a representative designated by each Party (the "Committee") to oversee the performance of this Agreement. The Committee shall meet (in person or via teleconference) at least twice annually to review and analyze status and progress, to consider opportunities for additional collaborations, to provide general guidance, and to undertake such additional tasks that the Parties may, by mutual written agreement, assign it from time to time.

3.2 **Replacement of Committee Members.** Either Party may remove and replace its designee on the Committee at any time by providing written notice to the other Party.

3.3. **Powers of the Committee.** The Committee's function, role, and authority shall be advisory. All binding decisions affecting the Parties' respective rights and obligations under this Agreement shall require the written consent or agreement of both Parties.

***   Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

ARTICLE 4
TERM AND TERMINATION

        4.1   **Term.** Unless extended by mutual agreement or terminated by mutual agreement or pursuant to Section 4.2 or 4.3, the Term shall commence upon the Effective Date and remain in effect until termination of the Exclusivity Period.

        4.2   **Termination.** The Exclusivity Period will terminate, and this Agreement will simultaneously terminate, as set forth in Sections 1.4 and 1.6 hereof. In addition, either Party may terminate this Agreement upon the occurrence of one or more of the following events: the liquidation, bankruptcy, or insolvency of the other Party; or the appointment of any trustee, receiver, or liquidator for substantially all the assets or business of the other Party.

        4.3   **Termination for Cause.** A Party may terminate this Agreement if the other Party commits a breach of the terms of the Agreement and such breach has not been remedied within thirty (30) days following written notice to the breaching Party describing the breach.

        4.4   **Rights upon Termination.** Termination of this Agreement by either Party shall be without prejudice to any other rights or obligations as may then exist between the Parties. Termination shall not affect the rights and obligations of the Parties accrued before termination or under Article 1, Article 2, Article 4, Article 5, Article 6 and Article 7 hereof, and such rights and obligations shall survive the termination or expiration of this Agreement. After termination hereof, MesoCoat will have the rights set forth in Section 1.5 hereof. Each party shall continue to respect and protect the intellectual property and confidential and/or proprietary information of the other party disclosed under the NDA dated October 23, 2009 by and between MesoCoat and Mattson, which is incorporated herein by reference.

ARTICLE 5
DISCLAIMER; LIMITATION OF LIABILITY; INDEMNIFICATION

        5.1   **DISCLAIMER OF WARRANTIES.** EXCEPT AS SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY, AND EACH PARTY DISCLAIMS ALL, EXPRESS AND IMPLIED WARRANTIES WHATSOEVER WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE TRANSACTIONS AND ACTIONS CONDUCTED HEREUNDER, INCLUDING WITHOUT LIMITATION ANY APPLICABLE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT.

        5.2   **LIMITATION ON LIABILITY.** SUBJECT TO AND WITHOUT MITIGATION OF THE PARTIES' OBLIGATIONS UNDER SECTION 5.3, EXCEPT IN THE EVENT OF WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, CONSEQUENTIAL, INDIRECT, OR PUNITIVE DAMAGES OF ANY KIND, INCLUDING LOST PROFITS, LOST OR DIMINISHED PRODUCTION, BUSINESS INTERRUPTION, OR CLAIMS OF CUSTOMERS OR OTHER THIRD PARTIES.

5.3   Indemnification by Mattson. Except for those matters resulting from the willful misconduct of MesoCoat, Mattson shall indemnify, defend and hold MesoCoat, its shareholders, officers, directors, affiliates, agents, employees and their respective successors and assigns harmless from and against any and all losses, claims, damages, liens, losses, or liabilities, costs, expenses, penalties, assessments, and judgments (including reasonable attorneys' fees and interest) ("Losses") incurred in connection with, arising out of, resulting from or incident to any claim that the Vortek Lamp infringes a third party's intellectual property rights; provided, however, that Mattson will have no obligation for indemnification hereunder to the extent a claim is based upon the combination or use of any of the Vortek Lamp with intellectual property developed solely or licensed by MesoCoat, if such infringement would have been avoided in the absence of such combination or use.

5.4   Indemnification by MesoCoat. Except for those matters resulting from the willful misconduct of Mattson, MesoCoat shall indemnify, defend and hold Mattson, its shareholders, officers, directors, affiliates, agents, employees and their respective successors and assigns harmless from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to any claim that a MesoCoat Product infringes a third party's intellectual property rights; provided, however, that MesoCoat will have no obligation for indemnification hereunder to the extent a claim is based upon the combination or use of any of the MesoCoat Product with intellectual property developed solely or licensed by Mattson, if such infringement would have been avoided in the absence of such combination or use.

5.5   Cooperation. If either Party becomes aware of any actual, potential, or threatened infringement, misappropriation, act of unfair competition, or other harmful or wrongful activities of third parties with respect to a Vortek Lamp or MesoCoat Product, that Party shall, with reasonable promptness, notify the other Party and provide relevant information and documentation. If a claim is asserted against either Party that the Vortek Lamp or MesoCoat Product infringes on or otherwise violates a third party's intellectual property rights, the Parties shall consult and cooperate regarding the investigation and defense of such claim.

5.6   Indemnification Procedure. The Party seeking indemnification hereunder (the "Indemnified Party") shall give the indemnifying party (the "Indemnifying Party") prompt written notice of the institution of any claims or actions giving rise to a right of indemnification hereunder and shall give the Indemnifying Party all needed information and assistance in the prosecution of such defense. The Indemnifying Party will have thirty (30) days after receipt of such notice to elect to conduct and control, through its own counsel and at its own expense, the settlement or defense of such claim or action. Failure of the Indemnified Party to give timely notice to the Indemnifying Party will not relieve the Indemnifying Party of any liability that it might have, expect to the extent that such failure causes actual damage to the Indemnifying Party. In the event of a final judgment against the Indemnified Party, the Indemnifying Party will promptly pay said judgment to the extent the judgment is subject to indemnification hereunder.


ARTICLE 6
DISPUTE RESOLUTION


6.1   Initial Dispute Resolution. The Parties shall attempt in good faith to settle any disputes between the Parties under this Agreement (a "Dispute"). In the event that the Parties fail to resolve a Dispute, either Party may submit the Dispute to the Committee. If the members of the Committee do not resolve the Dispute within forty-five (45) days after the Dispute was initially referred to the Committee, then the Dispute shall be resolved in accordance with Section 6.2 below.

6.2 **Jurisdiction and Venue.** The State and Federal courts located in Santa Clara County, California shall be a non-exclusive venue for, and have jurisdiction over, Disputes hereunder. MesoCoat hereby expressly consents to (i) personal jurisdiction of the state and federal courts of Santa Clara County, California and (ii) service of process being effected upon it by certified or registered mail sent to its principal address.

ARTICLE 7
MISCELLANEOUS

7.1 **Successors and Assigns.** Neither Party may assign or transfer this Agreement to any third party without the prior written consent of the other Party, and this Agreement may not be assigned by operation of law or otherwise without such prior written consent. Without limiting the generality of the foregoing, any merger or acquisition of a Party hereto is hereby deemed to constitute an assignment of this Agreement. Any attempted assignment by a Party which does not comply with the terms of this Agreement is void and of no legal effect. Subject to the foregoing, this Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties.

7.2 **Force Majeure.** Neither Party will be liable for failure to fulfill its obligations under this Agreement nor for any delay in performance thereof where such delay is caused by circumstances beyond the reasonable control of the Party affected, including, but not limited to, fire, accident, power outages, explosion, strike, labor disturbances, act of government, or extreme weather conditions (such circumstances being hereinafter referred to as "**Force Majeure**") provided that the Party so affected shall give notice to the other Party promptly upon its becoming aware of any Force Majeure circumstances that may result in failure or delay in performance of its obligations under this Agreement. In the event of Force Majeure, the Parties will use their reasonable endeavors to mitigate its effects. If either Party fails to perform for at least ninety (90) consecutive days under this Agreement, the other Party may terminate this Agreement.

7.3 **Press Releases and Publicity.** Either Party may, upon prior written consent of the other Party, issue one or more press release(s) relating to this Agreement. The text of any such press release shall be as mutually agreed by both Parties and shall be subject to both Parties' consent before each time such release is used. Except for the information disclosed in such press releases, neither Party shall use the name of the other Party or reveal the existence of or terms of this Agreement in any publicity or advertising without the prior written approval of the other Party, except that either Party shall have the right to identify the other Party and to disclose the terms of this Agreement to the limited extent required by applicable securities laws or other applicable law or regulation, provided that the receiving Party takes reasonable and lawful actions to minimize the degree of such disclosure.

7.4 **Notices.** Any notice or other communication shall be sufficiently given if made in writing and delivered personally or sent by prepaid mail or facsimile to the following addresses or facsimile numbers:

Mattson Technology, Inc.	MesoCoat, Inc.
47131 Bayside Parkway	24112 Rockwell Drive
Fremont, California 94538	Euclid, Ohio 44117
Attn: David L. Dutton, CEO	Attn: Andrew J. Sherman, CEO
Facsimile: (510) 492-5930	Facsimile: (700) 221-0076

Any such notice or communication shall be deemed to be received (a) in the case of personal delivery, upon delivery; (b) in the case of prepaid mail, on the second business day after posting; or (c) in the case of facsimile, when the transmission has been completed except where the sender's machine indicates a malfunction in transmission or the recipient immediately notifies the sender of an incomplete transmission. A Party may from time to time change any of the details specified above by notice to the other Party.

       7.5   **Governing Law.** This Agreement is made under, governed by, and construed according to the laws of the State of California, United States of America, without regard to its conflict of law provisions.

       7.6   **Relationship of Parties.** In carrying out their obligations under this Agreement each Party acknowledges it is an independent contractor and does not act as an agent, representative, or employee of the other. Neither Party has the right to assume or create, either directly or indirectly, any liability or any obligation of any kind, expressed or implied, in the name of or on behalf of the other Party, and neither Party will represent that it has such authority.

       7.7   **Third Party Contractors.** A Party may only use third party contractors or subcontractors to help fulfill its respective obligations under this Agreement **i**f, in each instance, (a) the third party contractor or subcontractor agrees in writing to be bound by confidentiality provisions that are no less stringent than those set forth herein or otherwise agreed upon in writing by the Parties and (b) the third party contractor or subcontractor is not an affiliate of a competitor of the other Party.

       7.8   **Integration.** This Agreement, including its Schedules, which are incorporated herein by this reference, constitute the whole and entire agreement of the parties on the subject matter hereof, superseding all prior written or oral, or contemporaneous oral, representations, proposals, correspondence, memoranda or other communications, all of which are expressly excluded.

       7.9   **No Waivers.** No purported waiver by a Party of any default by the other Party of any term or provision contained herein shall be deemed to be a waiver of such term or provision unless the waiver is in writing and signed by the waiving Party. No such waiver shall in any event be deemed a waiver of any subsequent default, breach, or remedy under the same or any other term or provision contained herein.

       7.10   **Severability.**   The illegality, invalidity or unenforceability of any part of this Agreement does not affect the legality, validity or enforceability of the remainder of this Agreement. If any part of this Agreement is found to be illegal, invalid or unenforceable, this Agreement will be given such meaning as would make this Agreement legal, valid and enforceable in order to give effect to the intent of the Parties.

       7.11   **Third Party Beneficiaries.** Nothing contained in this Agreement shall be construed so as to confer upon any party the rights of a third party beneficiary under this Agreement. This Agreement is not intended for the benefit of, and is not intended to be relied upon by, any other person and no such person shall be entitled to the benefit of or to enforce this Agreement.

7.12 **Equitable Remedies.** The Parties acknowledges that the disclosure of Confidential Information may cause irreparable injury to a Party, not adequately compensable in money damages and for which a Party may not have an adequate remedy at law. Therefore, the Parties acknowledge that each Party is entitled to seek injunctive relief and/or specific performance without the posting of bond or other security, in addition to whatever other remedies it may have, at law or in equity, in any court of competent jurisdiction against any such acts. In addition MesoCoat is entitled to injunctive relief to enforce the exclusivity provisions of this Agreement during the Exclusivity Period, and Mattson is entitled to injunctive relief to enforce the license limitation provisions of this Agreement during and after the Exclusivity Period.

7.13 **Headings.** The headings of the sections in any part of this Agreement are for convenience only and shall not be deemed to constitute a part hereof.

IN WITNESS WHEREOF, and intending to be bound, each Party has caused its duly authorized representative to execute this Agreement, effective as of the Effective Date.

Mattson Technology, Inc.   **MesoCoat, Inc.**

By: /s/ Sing-Pin Tay   By: /s/ Andrew Sherman

Name: Sing-Pin Tay   Name: Andrew Sherman

Title: Fellow, Technology & IP   Title: CEO